

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Joseph M. Otting
Chief Executive Officer
Flagstar Financial, Inc.
102 Duffy Avenue
Hicksville, NY 11801

      **Re: Flagstar Financial, Inc.**
          **Preliminary Proxy Statement on Schedule 14A**
          **Filed August 8, 2025**

Dear Joseph M. Otting:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc:    Jared Fishman, Esq.